Exhibit 99.1

FAULKNER 1 POWER OUTAGE - INVESTIGATION UNDERWAY

Vancouver, B.C. (January 22, 2010), Nevada Geothermal Power Inc. (NGP)(TSX.V: NGP, OTCBB: NGLPF), announced today that its Faulkner 1 geothermal power plant automatically shut down on January 17th, 2010, due to a “ground fault” problem in the electrical control system.

The plant will remain off-line while a thorough inspection of the electrical system and underground cables is performed. NGP staff and the Engineering, Procurement and Construction (EPC) contractor are currently on-site performing a physical inspection to assess the cause. The power plant, including electrical controls, is covered by the warranty provided under the EPC contract.

“Prior to this event, NGP experienced continuous, smooth operations since opening the Faulkner 1 facility just three months ago,” commented Brian Fairbank, President and CEO of Nevada Geothermal Power. “We’ve notified all parties affected by the outage including the firm that designed and constructed the plant. Our goal is to identify and remedy the problem expeditiously and resume operations at the Faulkner 1 facility.”

In a separate incident, an unused production well that had been previously drilled was in the process of being cleaned out and fitted with a slotted liner to prevent loose rock from sloughing into the hole when the well unexpectedly unloaded. This led to uncontrolled flow of geothermal fluid and steam at the surface. The well was brought under control using specialized equipment and work to complete lining installation has now resumed. There were no injuries to personnel or damage to drilling or well head equipment. The well had not previously been used for production and the incident had no adverse effect on either the power plant output or on production levels of the geothermal resource. Federal and state authorities have been notified according to standard protocols. NGP is conducting a thorough review of the incident in order to ensure safe well operations.

“Although this has been a challenging week for all concerned, we are grateful that no one was injured during this incident. I am very pleased at the way our team and contractors worked together under difficult circumstances to bring the well’s flow under control,” Fairbank said.

NGP’s drilling program at Blue Mountain continues unaffected by the plant outage. The drilling program is aimed at raising production levels to 47 MW net.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is an emerging renewable energy producer and developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources, in the United States. NGP currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all of which are ideally situated in Nevada, and Crump Geyser, Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of over 200 MW from the current leaseholds.

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

Investor Inquiries:
Paul Mitchell
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

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